Exhibit 99A

Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the ordinary shares, par value US$0.0001, of Daqo New Energy Corp., a Cayman Islands company, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which, taken together, shall constitute one and the same instrument.

ACE PRO HOLDINGS LIMITED

By:	/s/ Bin Cai
Name:	Bin Cai
Title:	Director

By:	/s/ BIN CAI
Bin Cai

By:	/s/ WEIDONG CHEN
Weidong Chen

By:	/s/ JINHONG CAI
Jinhong Cai

By:	/s/ JINRONG XIAO
Jinrong Xiao

By:	/s/ DEFU JI
Defu Ji